January 8, 2010

Mr. Jay Mumford
Senior Attorney
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Cirrus Logic, Inc. Form 10-K for the Fiscal Year Ended March 28, 2009 Filed June 1, 2009 File No. 000-17795
Dear Mr. Mumford:
     We have the following responses to the additional comments of the staff of the Securities and Exchange Commission set forth in your letter dated December 8, 2009 to Thurman Case, the Chief Financial Officer of Cirrus Logic, Inc. (the “Company”). Our responses are numbered to correspond to the numbers used to designate the staff’s comments in your letter.
Comment No. 1: Compensation Discussion and Analysis, page 21
     We note your responses to prior comments 1 and 3. From your current disclosure, it is unclear whether your committee used discretion in determining base salary and equity award compensation or used objective standards. In future filings, where compensation decisions are largely subjective, as appears to be the case based on your response with regard to your named executive officers’ base salary and equity awards, your disclosure in future filings should say so directly, rather than implying that objective factors are used. Please confirm to us that your future filings will either clearly state that the decisions are subjective or disclose in detail the objective factors used.
Response:
     As indicated under the heading “Targeted Overall Compensation” on page 21 of the Proxy, a broad range of factors is considered by the Committee in setting compensation for individual executive officers. The Committee utilizes a largely discretionary approach for determining the amount of equity awards and any changes to an individual executive officer’s base salary and looks collectively at all of the factors described in the proxy statement, without necessarily focusing on any particular factor. Ultimately, the Committee’s determinations with respect to the size of equity grants and any adjustments to base salaries are subjective and made in the sole discretion of the

Committee. In future filings, the Company will either clearly state that these decisions are subjective or disclose in detail the objective factors used.
Comment No. 2: Annual Performance Awards, page 24
     We note your response to our prior comment 2. It is unclear where you have provided your detailed analysis as to the competitive harm if such information was included on a historical basis as we requested in our comment. Please provide such analysis or disclose the targets in future filings. Also, if you are successful in your competitive harm argument, it is unclear where you have indicated that you will discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target level or other factors. Please tell us how you will revise your disclosure in response to this concern.
Response:
     As set forth in the Company’s response on November 4, 2009, the Company continues to believe that the release of certain historical targets under the Company’s incentive plans would likely cause substantial harm to the Company’s competitive position. In particular, the Company believes that substantial harm would be caused if the Company were required to disclose prior period performance targets that were, at the time the targets were set, based on then forward-looking metrics that would provide competitors insights into the Company’s future strategic and operational plans. As noted by the Staff in its September 30, 2009 letter, the Company previously included disclosure at page 24 of the Proxy Statement regarding the prior period threshold targets, which were set based on the Company’s annual operating plan and were required to be hit before any payments to executives would be made under the 2007 Management and Key Individual Contributor Incentive Plan (the “Incentive Plan”). However, the Company did not disclose the prior period performance targets for payout of 100% of an executives target bonus in a semi-annual period (the “100% Payout Targets”) pursuant to the Incentive Plan. The Company believes that competitive harm would occur if the 100% Payout Targets were disclosed because those prior period performance targets were based on forward-looking metrics defined under the Company’s long-term strategic plans (as differentiated from the threshold targets, which were set based on the prior period operating plan).
     As further discussed in the Company’s November 4, 2009 response, the Company faces intense competition with semiconductor suppliers that offer standard semiconductors, application-specific standard products and fully customized ICs. If the 100% Payout Targets were disclosed, these competitors could learn significantly more about the Company’s long-term strategic and operational plans. Details about these aspects of the Company’s operations and strategic plans are not otherwise publicly available. In particular, the Company’s strategic plan is based on a five-year time horizon that includes the Company’s future plans that are not otherwise publicly available. Using the insights developed from this information, the Company’s competitors could then alter their investment plans and long-term strategies or take other actions, including the recruitment of Company executives, which would allow them to gain a competitive advantage over the Company in the market, resulting in substantial harm to the Company’s competitive position. In the event the Company’s competitors believed that such targets were unachievable, these competitors might even increase their efforts to recruit the Company’s named executive officers.
     In addition, the Company has elected to limit the amount of financial guidance that it provides to analysts and the public. The Company believes that providing the 100% Payout Targets for the Incentive Plan, which were derived from the Company’s long-term strategic plans, or providing any other historical performance targets that were based on forward-looking metrics that would provide insights into the Company’s future strategic and operational plans, could be construed as a form of guidance. The Company is concerned that financial analysts may use this information, which may or may not be relevant to their analysis, as a basis for valuing the Company’s stock.
     In future filings, the Company will discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels.
* * *
     As requested by the staff, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its proxy statement on Schedule 14A;

•	staff comments or changes to disclosure in response to comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     If you have any questions in connection with our responses to the staff’s comments, please do not hesitate to contact me at 512-851-4950.

Sincerely,
/s/ Scott Thomas
Scott Thomas
Vice President, General Counsel